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                                                                      EXHIBIT 56

[TEXT OF JUNE 4, 1999 ELECTRONIC TRANSMISSION]

You may have received the email sent to you on May 28, 1999. A few matters in that email require some clarification.

Keep in mind that, according to URI's consent solicitation materials, until the conditions to the tender offer are satisfied or waived, URI will not purchase any shares pursuant to the tender offer. URI also has the right to extend the offer -- as it has twice thus far. The offer can be extended indefinitely, but, according to URI's tender offer materials, shares can be withdrawn pursuant to the procedures in its offer to purchase at any time prior to the expiration of the offer and, unless before the expiration of the offer are accepted for payment and paid for by URI pursuant to the offer, at any time after June 4, 1999.

Stockholders that tender, however, and do not properly withdraw their shares are more than "indicating a desire to sell at the tender price" -- they are offering their shares at the tender offer price, subject to the satisfaction or waiver of the conditions to the tender offer at the consummation of the offer.

Stockholders that tender, however, and do not properly withdraw their shares are more than "indicating a desire to sell at the tender price" --they are offering their shares at the tender offer price, subject to the satisfaction or waiver of the conditions to the tender offer at the consummation of the offer.

Again, please continue to stay focused on the job and our customers.

                  Certain Information Concerning Participants

Rental Service Corporation ("RSC") and certain other persons named below may be deemed to be "participants" in the solicitation of revocations of consents in response to the consent solicitation by United Rentals, Inc. ("United Rentals"). The participants in this solicitation may include the directors of RSC (Martin
R. Reid (Chairman of the Board and Chief Executive Officer), William M. Barnum, Jr., James R. Buch, David P. Lanoha, Christopher A. Laurence, Eric L. Mattson, Britton H. Murdoch and John M. Sullivan); and the following executive officer:
Robert M. Wilson (Executive Vice President, Chief Financial Officer, Secretary and Treasurer). As of May 31, 1999, Martin R. Reid beneficially owned 538,545 shares, or 2.2%, of RSC's common stock, and William M. Barnum, Jr. beneficially owned 455,317 shares, or 1.8%, of RSC's common stock. None of the other foregoing participants individually or in the aggregate beneficially owns in excess of 1% of RSC's common stock.

Pursuant to the terms of separate engagement letters, each effective as of April 5, 1999, RSC retained Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Morgan Stanley & Co. Incorporated ("Morgan Stanley") as its financial advisors with respect to United Rentals' offer to purchase RSC's common stock, for which Merrill Lynch and Morgan Stanley may receive substantial fees. Pursuant to the engagements of Merrill Lynch and Morgan Stanley, RSC has also agreed to reimburse each of Merrill Lynch and Morgan Stanley, respectively, for certain reasonable out-of-pocket expenses (including the reasonable fees and disbursements of legal counsel) and to indemnify each of Merrill Lynch and Morgan Stanley and certain respective related parties from and against certain liabilities, including liabilities under the federal securities laws, arising out of their respective engagements.

Merrill Lynch and Morgan Stanley are investment banking firms that provide a full range of financial services for institutional and individual clients. Although neither Merrill Lynch nor Morgan Stanley admit that they or any of their respective directors, officers, employees or affiliates are a "participant," as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning Merrill Lynch and Morgan Stanley, each of Merrill Lynch and Morgan Stanley may assist RSC in such a solicitation. In the normal course of business, each of Merrill Lynch and Morgan Stanley may trade securities of RSC for its own account and the account of its customers and, accordingly, may at any time hold a long or short position in such securities. As of June 1, 1999, Merrill Lynch held a net long position of 436 shares of RSC's common stock. As of June 1, 1999, Morgan Stanley held a net short position of 17,100 shares of RSC's common stock. In connection with its role as financial advisors to RSC, Merrill Lynch and the following investment banking employees of Merrill Lynch may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of RSC: Paul A. Stefanick, James H. Caldwell and Jack C. MacDonald. In connection with its role as financial advisors to RSC, Morgan Stanley and the following investment banking employees of Morgan Stanley may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of RSC: R. Bradford Evans, Paul J. Taubman, Glenn R. Robson, Neil B. Morganbesser and Pietro Cinquegrana.